Exhibit 99.10

FOURTH AMENDMENT

TO THE

HUNTINGTON INGALLS INDUSTRIES

FINANCIAL SECURITY AND SAVINGS PROGRAM

This amendment to the October 1, 2015 restatement of the Huntington Ingalls Industries Financial Security and Savings Program (the “Plan”) is intended to make certain clarifying changes.

The Plan is amended as follows:

I.  Effective as of January 1, 2020, the first sentence of Section 8.03 of the Plan is amended by deleting it in its entirety and replacing it with the following:

“Section 8.03 Hardship Withdrawals. While this Plan is in effect, an Employee may apply for a withdrawal from his or her account of any amount not in excess of the sum of (i) the vested portion of his or her Company contributions related to Savings Account Deposits, (ii) his or her Savings Account Deposits and the net income credited thereon before January 1, 1989, and (iii) his or her rollover contribution subaccount.”

II.  In all respects not amended, the Plan is hereby ratified and confirmed.

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IN WITNESS WHEREOF, Huntington Ingalls Industries, Inc. has caused this amendment to be executed by its duly authorized representative on this 17th day of December, 2020.

HUNTINGTON INGALLS INDUSTRIES, INC.

By	/s/ William Ermatinger
William Ermatinger
Executive Vice President and Chief Human
Resources Officer